UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-40280

EpicQuest Education Group International Limited

(Translation of registrant’s name into English)

200 N. St. Clair Street, Suite 100, Toledo, OH 43604

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Termination of Memorandum of Agreement

On October 20, 2026, Quest Holding International, LLC (“QHI”), a wholly owned subsidiary of EpicQuest Education Group International Limited (the “Company”), received written notice from Miami University (“MiamiU”) that MiamiU is terminating, for convenience pursuant to the Memorandum of Agreement dated as of July 1, 2023, between MiamiU and QHI (the “MOA”), the recruitment and enrollment functions of the MOA, effective as of February 1, 2027. Notwithstanding the termination of the recruitment and enrollment functions, QHI will continue to fulfill its housing and dining responsibilities under the MOA to all Spring 2027 students through June 1, 2027, in accordance with the terms and conditions of the MOA.

This Report on Form 6-K is hereby incorporated by reference into the registrant’s Registration Statements on Form S-8 (File Nos. 333-258658 and 333-273948) and Form F-3 (File Nos. 333-264807, 333-277859, 333-288399, 333-291201 and 333-296441), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

EpicQuest Education Group International Limited

By:	/s/ Zhenyu Wu
Zhenyu Wu
Chief Financial Officer

Date: October 27, 2026

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